FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 001-33136

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

September 7, 2010	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

Exh. No.	Description
99.1	Press Release ("EXETER PROVIDES UPDATE ON PROPOSED SPIN-OUT TO CREATE TWO INDEPENDENT COMPANIES") dated February 11, 2010
99.2	Press Release ("EXETER PROVIDES UPDATE ON PROPOSED SPIN-OUT TO CREATE TWO INDEPENDENT COMPANIES") dated February 18, 2010

EXHIBIT 99.1

For Immediate Release: NR 10-05

EXETER PROVIDES UPDATE ON PROPOSED SPIN-OUT TO CREATE TWO
INDEPENDENT COMPANIES

RESTRUCTURING TO UNLOCK THE VALUE OF THE HIGH GRADE CERRO MORO GOLD-SILVER
PROJECT IN ARGENTINA

Vancouver, B.C., February 11, 2010 – Exeter Resource Corporation (NYSE-Amex:XRA, TSX:XRC and Frankfurt: EXB – “Exeter” or the “Company”) has obtained an interim order from the British Columbia Supreme Court providing for a special meeting of shareholders (the “Meeting”) required to approve the spin-out of its Argentine assets into a new company to be known as Extorre Gold Mines Limited (“Extorre”).

Exeter shareholders of record on January 27, 2010 will be asked to vote on the proposal at the Meeting, which is expected to be convened on March 11, 2010. If approved, the transaction will result in each Exeter shareholder on the effective date of the transaction (expected to be on or about March 17, 2010), receiving one share in Extorre for each share held in Exeter on that date. There will be no change in shareholders’ holdings in Exeter.

As announced, under the terms of the transaction Exeter will retain all assets relating to the Caspiche gold-copper discovery, together with approximately $50 million in working capital, and focus on the advancement of Caspiche. Exeter will transfer to Extorre the Cerro Moro and other Argentine exploration properties and approximately $25 million in working capital.  Extorre will become an emerging gold-silver producer focused on the high grade Cerro Moro gold-silver project in Argentina.

Extorre will focus on taking Cerro Moro through a Preliminary Assessment Study in Q3-2010. That report that will provide a detailed description of a potential mine at Cerro Moro, including forecast production rates, capital costs, operating costs and cash flows. Extorre also intends to increase the Cerro Moro resource by drilling the many partially explored veins on the property.

Dr. Eric Roth will be CEO and President of Extorre. Eric has worked as a mine geologist on gold mines in Australia and Chile, and as an exploration geologist globally for BHP, the Rio Tinto Group companies and AUR Resources. More recently, Eric was Global Exploration Manager for AngloGold Ashanti. Darcy Daubaras will be CFO and Yale Simpson and Bryce Roxburgh will act as joint non-executive Chairman of the Board.

The board of directors will consist of Yale Simpson, Bryce Roxburgh, Louis Montpellier, Cecil Bond, Robert Reynolds and Ignacio Celorrio.  Mr. Celorrio is an Argentine lawyer and partner at Quevedo Abogado, whose practice includes mining law. He is also the president of Malbex San Juan S.A., Minera Cielo Azul S.A., and Inversiones Mineras Australes S.A

The transaction is subject to shareholder and regulatory approvals, including approval of the Toronto Stock Exchange, the NYSE Amex and the Supreme Court of British Columbia.

An information circular setting out further details of the transaction and the Meeting will be mailed February 17th 2010.

About Exeter
Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$77 million in its treasury. On January 19, 2010 the Board approved a proposal to undertake a spin-out transaction pursuant to which the assets of Exeter would be separated into two highly focused companies.

On the Caspiche Project in Chile an inferred mineral resource estimate of 1,117 Mt (million metric tons) at a grade of 0.55 grams per metric ton gold and 1.12 grams per metric ton silver including 1,017 Mt at a grade of 0.22% copper was announced in September 2009. This equates to in-situ inferred resources of 19.6 million ounces of gold, 40 million ounces of silver and 4.84 billion pounds of copper (a total of 32.4 million gold equivalent ounces*. Drilling with six rigs is underway to expand and upgrade the resource.

On the Cerro Moro Project in Argentina an initial inferred mineral resource estimate of 646,000 ounces gold equivalent** at a grade of 18 g/t gold equivalent** was announced mid-2009. A new Cerro Moro resource estimate is scheduled for April 2010, to be followed by a Preliminary Assessment Study as noted above. These studies will form the basis of a mine development decision and the submission of the project to Provincial authorities for permitting. Exploration drilling will continue through 2010.

Matthew Williams, Exeter’s Exploration Manager and Justin Tolman, Exeter’s Caspiche Project Manager both considered a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh
President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

*Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound (“lb”) for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and metric tons have been rounded (see news release NR 9-22 dated October 20, 2009).

**Inferred mineral resource estimate of 1,098 Mt containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 9-14 dated July 8, 2009).

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, expected cash reserves and the expected benefits of the proposed spin-out transaction. These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information.  In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.  Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX EXCHANGE)
ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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EXHIBIT 99.2

For Immediate Release: NR 10-06

EXETER PROVIDES UPDATE ON PROPOSED SPIN-OUT TO CREATE TWO
INDEPENDENT COMPANIES

RESTRUCTURING TO UNLOCK THE VALUE OF THE HIGH GRADE CERRO MORO GOLD-SILVER
PROJECT IN ARGENTINA

Vancouver, February 18, 2010 – Exeter Resource Corporation (NYSE-AMEX: XRA, TSX: XRC, and Frankfurt: EXB) (“Exeter” or the “Company”) has mailed a detailed information circular (the “Circular”) describing the business to be conducted at its special meeting of shareholders to be held March 11, 2010 at 3:00 pm at the Company’s offices in Vancouver, British Columbia with respect to the spin-out of its Argentine assets into Extorre Gold Mines Limited (“Extorre”) by plan of arrangement (the “Arrangement”).

Upon successful completion of the Arrangement Extorre will hold all of the Company’s interest in its Cerro Moro and Don Sixto properties located in Argentina and will focus on the development of the Cerro Moro Project. Exeter will continue to hold and focus on advancing its Caspiche Project, located in northern Chile. Detailed information respecting the matters contemplated by the Arrangement is set out in the Circular and documents incorporated by reference therein.

At the meeting the Company will seek 66 2/3% shareholder approval of a resolution on the spinout whereby each Exeter shareholder on the distribution date (the “Distribution Date”) of the transaction, which will be fixed following receipt of the final order from the Supreme Court of British Columbia (the “Final Order”) and announced by news release, will receive one share in Extorre for each share held in Exeter on the Distribution Date. There will be no change in shareholders’ holdings in Exeter. Two trading days prior to the Distribution Date Exeter shares will trade “ex-distribution” and the shares of Extorre will trade on a “when issued” basis.

On the Distribution Date registered Exeter shareholders who do not dissent to the resolution will be deemed to have exchanged without any action on their part each of their Exeter shares on the basis of one new Exeter share and one new Extorre share. No new share certificate will be issued for the Exeter shares and existing Exeter share certificates will be deemed to be share certificates representing the new Exeter shares. Exeter shareholders who hold their Exeter shares in their brokerage accounts, including discount brokerage accounts, will have their Extorre shares automatically deposited into their accounts by their broker upon completion of the Arrangement.

The accounts of non-dissenting Exeter shareholders of record on the Distribution Date will be credited with the Extorre shares to which they are entitled.

Following approval of the Arrangement, Exeter shareholders of record on the Distribution Date do not need to do anything further in order to receive their Extorre shares, which will be delivered as soon as possible after the Distribution Date. Certificates representing Exeter shares are not being exchanged pursuant to the transaction and will continue to represent the new Exeter shares.

Subject to receipt of all required consents and approvals, including Exeter shareholder approval, receipt the Final Order, Toronto Stock Exchange (“TSX”) and NYSE-Amex approval and satisfaction of certain closing conditions, the Arrangement is expected to close on or about March 12, 2010. It is a condition precedent to the completion of the Arrangement that Extorre shares be conditionally approved for listing on the TSX. Application has been made to list Extorre on the TSX. Listing is subject to Extorre meeting the original listing requirements of the TSX, receiving TSX approval and meeting all conditions of listing imposed by the TSX.

For US shareholders, Extorre intends to initially apply for listing on the OTCQX exchange. Listing is subject to Extorre meeting all listing requirements of the OTCQX and receiving OTCQX approval.

Please refer to the Exeter press release dated January 19, 2010 and the Circular for more detailed information, available on SEDAR at www.sedar.com.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America. The Company has C$72 million in its treasury. On January 19, 2010 the Board approved the Arrangement pursuant to which the assets of Exeter would be separated into two highly focused companies.

On the Caspiche Project in Chile an inferred mineral resource estimate of 1,117 Mt (million metric tons) at a grade of 0.55 grams per metric ton gold and 1.12 grams per metric ton silver including 1,017 Mt at a grade of 0.22% copper was announced in September 2009. This equates to in-situ inferred resources of 19.6 million ounces of gold, 40 million ounces of silver and 4.84 billion pounds of copper (a total of 32.4 million gold equivalent ounces*). Drilling with six rigs is underway to expand and upgrade the resource.

On the Cerro Moro Project in Argentina an initial inferred mineral resource estimate of 646,000 ounces gold equivalent** at a grade of 18 g/t gold equivalent** was announced mid-2009. A new Cerro Moro resource estimate is scheduled for April 2010, to be followed by a Preliminary Assessment Study of potential project economics and mine planning. These studies will form the basis of a mine development decision and the submission of the project to Provincial authorities for permitting. Exploration drilling will continue through 2010.

No site work is currently planned on the Don Sixto gold-silver project in Argentina. The Company will continue to work with provincial authorities and with representatives of other mining companies, to effect amendment to the 2007 legislation that banned the use of cyanide in mining operations in Mendoza Province.

Matthew Williams, Exeter’s Exploration Manager and Justin Tolman, Exeter’s Caspiche Project Manager both considered a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh
President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

*Gold (“Au”) equivalence for copper (“Cu”) and silver (“Ag”) was calculated by Exeter using assumed metal prices of US$800/ounce (“oz”) for Au, US$12/oz for Ag and US$2/pound (“lb”) for Cu. The formula to calculate Au equivalence for Cu was pounds of Cu multiplied by 2 and divided by 800; Au equivalence for Ag was calculated using the formula oz of Ag multiplied by 12 and divided by 800, and in both cases assumes 100% recovery. Reported grades and metric tons have been rounded (see news release NR 9-22 dated October 20, 2009).

**Inferred mineral resource estimate of 1,098 Mt containing 371,000 ounces gold at a grade of 10.5 g/t and 19.2 million ounces silver at a grade of 545 g/t for 646,000 ounces gold equivalent at a grade of 18 g/t gold equivalent. Gold equivalent is calculated by dividing the silver assay result by 70, adding it to the gold value and assuming 100% metallurgical recovery (see news release NR 9-14 dated July 8, 2009).

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Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, expected cash reserves and the expected benefits of the proposed spin-out transaction. These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information.  In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.  Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2008, dated March 27, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral resource estimates included herein or incorporated by reference herein have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 requires issuers to file technical reports at certain times under a prescribed format. Canadian standards differ significantly from the requirements of the SEC; mineral resource information contained herein or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE
TSX EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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